Exhibit 4.36

SHAREHOLDERS' AGREEMENT

Relating to the shareholding in RGI Marine Holding AS

Table of content

1.	General objective	4

2.	The Board	4

3.	Loyalty undertaking	5

4.	Equal treatment	6

5.	Voting rules and general meetings	6

6.	Management services	6

7.	Funding structure and dilution schedule	6

8.	Transfer of Shares	7

9.	Determination of Fair Market Value	11

10.	Accession	11

11.	Miscellaneous	12

12.	Default	13

13.	Dividend Policy	14

14.	Amendments and termination	14

15.	Governing law and jurisdiction	14

Annexes:

1.	Form of accession document
2.	Copy of subscription agreement

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This shareholders' agreement (this "Agreement") is entered into on 31 July 2024 by and between:

(1)	RGI Marine Limited., a private limited company duly incorporated under the laws of England and Wales with business reg. no. 1332 1268 ("RGI");

(2)	Steady Offshore Shipping Pte Ltd, a company duly incorporated under the laws of Singapore, with business reg. no. 198105925N;

(3)	United Maritime Corporation, a company duly incorporated under the laws of the Republic of the Marshall Islands, with business reg. no. 112801;

(4)	Karean AS, a company duly incorporated under the laws of Norway, with business reg. no. 989 009 583; and

(5)	Mr Jonathan Elkington, a British citizen born on [ ], with passport number [ ]

((2) to (5) shall be referred to herein as the “Investors”).

Each party to this Agreement is referred to herein as a "Party" or "Shareholder" and jointly as the "Parties" or "Shareholders".

WHEREAS

(A)
RGI Marine Holding AS is a private limited liability company duly incorporated under the laws of Norway, registered with entity registration number 933 582 361 and registered address at Tjuvholmen allé 1, 0252 Oslo, Norway (hereinafter referred to as the "Company").

(B)
The Parties intend to manage the Company with the general objective of maximising the value of the Company. The Parties have entered into this Agreement to regulate certain shareholder rights as well as certain other aspects among the Parties as owners of shares in the Company, including relating to transfer of shares and a prospective Exit.

NOW, THEREFORE, in consideration of the foregoing, the Parties hereby agree as follows:

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1.	General objective

The objective of the Company, a commercial entity within the shipping industry, is amongst other to actively manage and operate the Investors' investment in Wind Energy Construction AS ("NWEC"). The objective of NWEC is to facilitate for the construction of an energy construction vessel to be owned by NWEC, and to facilitate the sale of the vessel (directly or indirectly) during or after construction (the "Purpose"). In relation to NWEC, the Company will thus serve as a coordination point for the Investors, ensuring their strategic and commercial interests are safeguarded in the realisation of the Purpose. This includes actively overseeing NWEC's adherence to its Purpose through the Investors' engagement in strategic and commercial decision-making within NEWC, inter alia, related to project financing and marketing strategies, for the vessel.

The Company shall be managed with the general objective of creating maximum value for its shareholders with a perspective of an exit based on the business plan and the business concept, and otherwise in accordance with this Agreement and applicable law.

2.	The Board

2.1	Composition of the Board
The board of directors of the Company (the "Board") shall have up to 5 board members.

RGI shall have the right to appoint two board members with personal alternate (Norw.: varamedlem). All Shareholders holding more than 10% shall have the right to appoint one board member each with personal alternate.

The remaining board member(s) shall be elected by the general meeting.

RGI shall have the right to appoint the chair of the Board.

In the event that a member of the Board wishes to resign, or RGI for other reasons wishes to replace a member of the Board nominated by it, the Parties and the Board shall cause that a general meeting is held immediately with the view to elect a new member of the Board.

2.2	Board meetings
Except as the board members may otherwise agree from time to time or as required by law, meetings of the Board shall be called by no less than 5 business days’ prior written notice to each board member; provided, however, that such notice may be waived at any time by a board member with respect only to such board member. The notice shall state the place, date, time and agenda of such meeting.

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The Board may only resolve matters that have been specifically identified in the notice for the relevant board meeting unless each of the board members otherwise explicitly agrees in writing.

The Board shall, where possible and reasonable, try to reach an unanimous decision on all material matters considered by the Board. If no unanimous decision can be made, the matter shall, unless another majority of votes is provided for by law, or the Company’s articles of association, be decided by a simple majority of votes, save that any of the following decisions require approval by all directors nominated and appointed to the Board by a Shareholder holding more than 35% of the shares in the Company:

a)	the decision to sell and/or otherwise transfer any of the Company's shares in NWEC (including such a sale as regulated in clause 5(a) below);
b)	the decision to approve a transfer of shares in the Company;
c)	the decision to obtain external financing or other form of capital / fund raising;
d)	any decision that materially deviates from the Purpose;
e)	any approval of transactions or agreements between the Company and related parties in accordance with section 3-8 of the Companies Act;
f)	any private placements, mergers and other restructuring that changes the ownership composition;
g)	any decision to propose payment of dividends or other distributions of capital to shareholders;
h)	any proposal to dissolve the Company (including in the case of clause 5(b) below).

Similarly, any resolutions at any general meeting related to any of the aforementioned matter also requires the approval of each Shareholder holding more than 35% of the shares in the Company.

3.	Loyalty undertaking

The Shareholders undertake to act loyally and true in respect of the provisions and the intent of this Agreement, including without limitation with regard to voting in accordance with the provisions of this Agreement in general meetings in the Company in order to give this Agreement full force and effect, and to ensure that the Board complies with the provisions hereof. The Shareholders undertake to execute and perform all such further documents, agreement, act and things as may reasonably be required to carry out the provisions and Purpose of this Agreement.

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4.	Equal treatment

Each of the Shareholders shall be treated equally in proportion to their shareholding in the Company, unless otherwise explicitly set forth in this Agreement.

5.	Voting rules and general meetings

Each share in the Company ("Share") shall have one vote in general meetings. The Parties commit to attend all general meetings unless prevented by special circumstances. Attendance can as well be via video- or teleconference. The Investors undertake to vote in favour of the following resolution in the case that such resolution is proposed by the Board to be made by the general meeting of the Company:
(a)	The sale of 100 % of the shares held by the Company in NWEC; and

(b)	In the case of a sale as stipulated in section (A) above, and if proposed by the Board, the resolution to dissolve the Company.

6.	Management services

The Company has entered into a management agreement ("Management Agreement") with RGI, pursuant to which RGI is responsible for the corporate, technical, and commercial management of the Company. The specific terms and conditions of the Management Agreement is set out in the Management Agreement.

7.	Funding structure and dilution schedule

As of the date of signing this Agreement (the "Effective Date"), RGI owns 100% of the Shares (the "Original Shares"). Each Investor has committed to subscribe for shares under the terms outlined in a subscription agreement (a copy of which is attached hereto) (the "Subscription Agreement"), signed on or around the Effective Date.

Upon each call of capital based on the Subscription Agreement, RGI's ownership will be diluted as detailed in the cap table attached to the Subscription Agreement (the "Cap Table"). As evident from the Cap Table additional capital is required from new investors for completion of the Vessel. RGI shall use best efforts to secure a parent company guarantee from either RGI or new investors to ensure that the Company meets its obligation in accordance with the NWEC Subscription Agreement, clause 7 within 13 September 2024. It is understood that the failure by RGI to secure the parent company guarantee, despite the exercise of its best efforts, does not amount to a default of the Agreement. RGI is responsible for securing additional capital from either RGI, existing Shareholders or new investors, if and when required to meet the Company's obligations under the NWEC Subscription Agreement.

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The additional capital required as set out in the Cap Table and any additional capital required to complete the Vessel will be raised in accordance with the Companies Act, unless otherwise set out in this Agreement or the Subscription Agreement. The Investors may subscribe for shares on equal terms with new investors, either alongside new investors or alternatively to new investors.

8.	Transfer of Shares

8.1	General
Any and all transfers of Shares (a "Transfer") shall be subject to the rights, obligations and restrictions set out in this Agreement.

Any Transfer of Shares by a Party made otherwise as permitted by this Agreement shall not be permitted and be void. In case of any conflict between this Agreement and the Company's articles of association, the provisions set out in this Agreement shall prevail.

Clause 8.3 (Right of first refusal) and Clause 6.6 (Tag-along) shall not apply to Transfers by any of the Parties to any company or other legal entity directly or indirectly controlled by or under common control with a Party through ownership interests of 100% or through control over 100% of the votes.

8.2	Approval from the Board
Any Transfer is subject to the written approval of the Board in accordance with the Norwegian Private Limited Liability Companies Act (Norw.: aksjeloven) (the "Companies Act") such approval not to be unreasonably withheld or delayed.

8.3	Right of first refusal
In the event of a Transfer, or if shares in any other way change owner, the Shareholders shall have pre-emption right (right of first refusal) on a pro rata basis to purchase the relevant Shares in accordance with the provisions as follows:

(a)
If a Shareholder has entered into an agreement to transfer all or any of its Shares (the "Selling Shareholder"), it shall provide the other Shareholders (the "Non-Selling Shareholders") with a transfer notice (the "Transfer Notice"), which notice shall identify (i) the name and address of the proposed transferee, (ii) the total number of Shares intended to be transferred and (iii) the intended form of consideration and the other material terms and conditions of the transfer.

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(b)
The Non-Selling Shareholders shall, at any time within 30 days of the date of the Transfer Notice, have the right to purchase all, but not less than all, of the Shares to be transferred. The right shall be exercised by a written notice to the Selling Shareholder (the "Exercise Notice").

(c)
If the Non-Selling Shareholders elects to exercise their right of first refusal, they shall, in the event of a proposed transfer based on a bona fide purchase offer on arm’s length conditions, purchase the Shares at the same price and on the same terms and conditions as in the Transfer Notice. If the consideration in the offer is not cash, the consideration payable by such Shareholders shall be equal to the Fair Market Value of such consideration. In the event of a Transfers not being on arm’s length terms and conditions, or if the purchase price cannot be precisely determined based on the Transfer Notice, the purchase price payable by the Non-Selling Shareholders shall be equal to the estimated Fair Market Value of the Shares to be disposed of, at the time when the Exercise Notice was given.

(d)
Non-Selling Shareholders that have given an Exercise Notice, are obliged to acquire all of the Shares covered by the Transfer Notice. If more than one Non-Selling Shareholder have given an Exercise Notice, the Shares shall be allocated between them pro rata to the number of Shares already held by such Non-Selling Shareholders.

(e)	Transfers between the Shareholders shall not trigger right of first refusal.

(f)	This Clause 8.3 shall also apply upon transfers (by way of sale, demerger, merger or similar transactions) of a majority of the shares/interests or a controlling interest in a Shareholder.

(g)
The pre-emption right (right of first refusal) as described above shall apply instead of the pre-emption right pursuant to section 4-19 to 4-23 of the Companies Act. In other respects, the rules of the Companies Act shall apply.

8.4	Purchase Offer

8.4.1	Purchase Offer
Notwithstanding Clause 8.3 (Right of first refusal), a Shareholder (the "Selling Shareholder") may at any time elect to present to the Non-Selling Shareholders a written offer (the "Purchase Offer") to purchase the Shares intended to be sold (the "Sales Shares") at a fixed purchase price (the "Offer Price"). For the avoidance of doubt: Two or all of the Shareholder may elect to present a joint Purchase Offer. The Purchase Offer shall contain the name of the prospective buyer(s) (the "Prospective Buyer(s)").

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8.4.2	Purchase Right
The Purchase Offer shall constitute an irrevocable, non-assignable right for the Non-Selling Shareholders to purchase the Sales Shares for the Offer Price ("Purchase Right"), without any representations and warranties from the Selling Shareholder regarding the business operations of the Company. The Selling Shareholder will thus give only customary title and capacity warranties. The Purchase Right may only be exercised by the Non-Selling Shareholders for all the Sales Shares.

8.4.3	Term of Acceptance
Within one (1) month after receipt of the Purchase Offer ("Purchase Offer Term of Acceptance"), the Non-Selling Shareholders may, by written notice to the Selling Shareholder, exercise the Purchase Right.

8.4.4	Acceptance
If a Non-Selling Shareholder exercises its Purchase Right prior to the expiry of the Purchase Offer Term of Acceptance, the sale shall be executed not later than two (2) months after expiry of the Purchase Offer Term of Acceptance. If more than one Non-Selling Shareholder have accepted the Purchase Offer, the Sale Shares shall be allocated between them pro rata to the number of Shares already held by such Non-Selling Shareholders.

8.4.5	Sale to the Prospective Buyer(s)
If none of the Non-Selling Shareholder exercises their Purchase Right prior to the expiry of the Purchase Offer Term of Acceptance, the Purchase Right expires simultaneously with the expiry of the Purchase Offer Term of Acceptance, and the Selling Shareholder may within a period of six (6) months after the expiry of the Purchase Offer Term of Acceptance, sell the Sale Shares to the Prospective Buyer, however, provided that the sale is made for a consideration not lower than the Offer Price (as calculated on a valuation base for 100% of the Shares). For the avoidance of doubt: In such case, the right of first refusal set forth in Clause 8.3 shall not apply. The Non-Selling Shareholders shall be obliged to consent to the transfer of the Shares of the Selling Shareholder to the third party.

8.5	Drag-along
Should one or more Shareholders who jointly own at least 2/3 of the Shares (the "Selling Shareholders") propose to transfer, in any transaction or series of transactions, all of their Shares to an unrelated third party buyer, the Selling Shareholders have the right to require each of the other Shareholders to sell all of their Shares, at the same price and on the same terms and conditions as the Selling Shareholders (the "Drag-along Right"). The Drag-along Right is conditional upon the sale taking place on market terms and conditions.

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The Drag-along Right shall be exercisable by written notice (the "Drag-along Notice") to the other Shareholders at least 30 days prior to the contemplated sale of Shares by the Selling Shareholders. Upon receipt of a Drag-along Notice, each Shareholder receiving such notice shall be obligated to sell its Shares to the transferee on the same terms and conditions as the Selling Shareholders, unless the Shareholders individually or jointly exercise their right of first refusal.

8.6	Tag-along
In the event that one or more of the Shareholders (the "Selling Shareholders") holding more than 50% of the Shares in the Company propose to transfer more than 50% of the Shares, then each other Shareholder shall have the right to sell a pro rata portion of its Shares equal to the portion of Shares such Selling Shareholders will sell, at the same price and on the same terms and conditions as the Selling Shareholders (the "Tag-along Right").

Any transfer by the Selling Shareholders, directly or indirectly, to the same acquirer within a one-year period shall be consolidated for the purpose of the Tag-along Right.

In case of any such proposed transfer the Selling Shareholders shall, in writing and at least 30 days prior to closing of the proposed transfer, notify all Shareholders having a Tag-along Right and the Board of any intended transfer and its terms and conditions (the "Selling Shareholders’ Notice").

The Selling Shareholders’ Notice shall include, without limitation, (i) the name and address of the proposed transferee, (ii) the total number of Shares proposed to be transferred and (iii) the proposed form of consideration and the other material terms and conditions of the transfer. The Selling Shareholders shall ensure that any Shareholder having a Tag-along Right shall have full access to all transaction documents relating to the proposed sale.

Within 14 days of the date of the Selling Shareholder Notice, each Shareholder that decides to exercise its Tag-along Right shall notify the Selling Shareholders in writing thereof (the "Tag-along Notice").

If the Selling Shareholders receive no Tag-along Notice within the 14-day period referred to above, the Selling Shareholders shall for a 30-day period beginning at the expiration of such 14-day period be entitled to transfer the number of Shares set out in the Selling Shareholder Notice on the terms and conditions stated therein. Any transfer of Shares subsequent to this 30-day period may only take place following a new Selling Shareholder Notice.

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9.	Determination of Fair Market Value

Where the "Fair Market Value" of Shares is to be determined in accordance with this Agreement, the relevant Parties shall primarily attempt to agree on the Fair Market Value. If such agreement is not reached within a period of 20 business days, each relevant Party may require the Fair Market Value to be determined by a recognised Nordic investment bank (Norw.: verdipapirforetak) to be mutually appointed by the relevant Parties (the "Expert"). If the relevant Parties cannot agree on the choice of investment bank within 20 days thereafter, then the Expert shall be appointed by the managing board members of the Norwegian Securities Dealers Association (No. Verdipapirforetakenes Forbund) at the written request of any relevant Party. The Expert shall base its valuation on recognised principles for valuation of going concerns, without regard to any reduction of value caused by the ownership structure, including but not limited to minority discount (Norw.: minoritetsrabatt).

The Expert shall determine the Fair Market Value within 45 business days of its appointment and shall notify the relevant parties of their determination within one business day of the same. The fees and costs of the Expert shall be shared by the relevant Parties in proportion to how the dispute is settled among them.

The Expert shall act as an expert and not as an arbitrator, and its determination shall be final and binding on the relevant Parties (in the absence of manifest error, in which case the determination shall be void and shall be remitted to the Expert for correction.)

The Shareholders shall procure that the Expert has such (timely) access to the accounting records and other relevant documents and information of the Company and any group company as it may reasonably require.

10.	Accession

Any and all transfer and subscription of shares in the Company is subject to the prior written accession of the new shareholder to this Agreement, by way of signing an accession document in the form set out in Annex 1.

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11.	Miscellaneous

11.1	Agreement to prevail
If there is any conflict between the provisions of this Agreement and the articles of association, the provisions of this Agreement shall, to the extent permitted by law, prevail.

11.2	Severability
If any provision or part-provision of this Agreement is or becomes invalid, illegal or unenforceable, it shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not possible, the invalid provision shall be interpreted or replaced by a provision aiming to achieve the purpose of the original provision.

11.3	Confidentiality
The Parties and their representatives undertake to keep total confidentiality and secrecy about this Agreement and about the Company’s operations, except for matters which are publicly known or available, or which evidently are of a non-confidential nature. Furthermore, the Parties undertake to keep absolute confidentiality and secrecy of all personal, financial, legal, market and other business-related matters concerning the other Parties with whom they get acquainted in connection with this Agreement and the joint ownership in the Company. The obligation of confidentiality and secrecy also applies after the Shares have been transferred to a new owner and after the expiry of this Agreement.

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12.	Default

12.1
In the event of material default by a Shareholder, the other Shareholders may send a written notice to the Shareholder in question stating that the Shareholder is in material default under this Agreement and that the default must be rectified as soon as possible and no later than 30 (thirty) days after receipt of the default notice (the "Default Notice"). The Shareholder sending the Default Notice shall send a copy of the Default Notice to all other Shareholders.

12.2
If the default has not been fully rectified, or is unable to be fully rectified, within 30 (thirty) calendar days after the relevant Shareholder's receipt of the Default Notice, the other Shareholders shall, on a pro rata basis according to their shareholding in the Company, have the right to purchase all the Shares held by the defaulting Party (the "Default Shares"), free and clear of any encumbrances, at a price per share equal to 90% of the Fair Market Value of such Shares. The right to acquire the Default Shares must be exercised by written notice to the defaulting Shareholder within 60 (sixty) days after the date of the Default Notice. The non-defaulting Shareholders may in addition claim compensation pursuant to Clause 12.4.

12.3
In the event RGI fails to satisfy its obligations in the Agreement, Clause 7 to secure additional capital from either RGI, existing Shareholders or new investors, the other Shareholders have the right, in their option, to either (i) on a pro rata basis according to their shareholding in the Company (RGI's shareholding to be disregarded when calculating of the other Shareholders' pro rata share) assume (Norw.: overta) the Original Shares from RGI without payment of any consideration, or (ii) require the Original Shares to be redeemed (Norw.: innløst) by the Company without any payment to RGI in connection with such redemption. This right must be exercised by written notice to RGI within 50 (fifty) days after the date notice of the failure to secure capital has been provided to RGI by the other Shareholders. It is understood that the rights afforded to the other Shareholders as per this Clause 12.3 shall be the sole remedies available for the other Shareholders in case of the failure by RGI to secure additional capital in breach of the Agreement, Clause 7, and that no other claim can be brought against RGI on account of such failure.

12.4
In the event of breach of this Agreement by a Shareholder, the non-defaulting Shareholders may claim compensation from the defaulting Shareholder for any loss suffered or incurred as a result of the breach. Claim for compensation does not preclude any other remedy available by law or the non-defaulting Shareholders' rights pursuant to Clauses 12.1, 12.2 and 12.3.

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13.	Dividend Policy

There shall be no dividend distribution from the Company as long as dividend distribution will be in violation of any financial covenant the Company has adhered to.

Subject to the Board’s determination that the Company have sufficient reserves, the Parties intend to procure that the Company’s dividend policy will be to distribute an amount equivalent to a minimum of 50 % of annual profit, provided such policy will maintain the Company within the range of financial covenants and within a reasonable level of leverage as measured by debt/EBITDA and debt/equity ratios.

14.	Amendments and termination

This Agreement may only be amended by written approval by all Shareholders.

This Agreement shall terminate in respect to a Shareholder transferring all its Shares in compliance with this Agreement when such transfer has been completed. This Agreement shall furthermore terminate upon (a) the occurrence of an Exit or (d) mutual agreement by the Shareholders. The termination of this Agreement, however, shall not release a Shareholder from any liability incurred by it by reason of breach of its obligations under this Agreement.

15.	Confidentiality

This Agreement including all negotiations and written correspondence shall remain strictly confidential between the Parties, their financiers/banks, external counsels and auditors provided however that the Parties may disclose as much as may be necessary of the terms of this Agreement and relevant documentation to their auditors, managers, legal counsels, accountants, affiliates and as otherwise may be required by applicable laws or regulations, including but not limited to any stock exchange and/or securities and exchange commission laws and regulations. Any report or release or publication relating to this Agreement shall not be grounds for the Parties to withdraw from their obligations under this Agreement. Press releases or reports as required by stock exchange rules and regulations are allowed.

16.	Governing law and jurisdiction

16.1	Governing law
This Agreement shall be governed by the laws of Norway

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16.2	Jurisdiction
Any dispute, controversy or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, and which is not settled by mutual agreement, shall be referred to arbitration in Oslo, Norway, in accordance with the Norwegian Arbitration Act (Norw.: voldgiftsloven). The arbitration proceedings and the arbitration award shall be kept strictly confidential. The arbitration shall be conducted in English.
* * * *
[Signature Page follows.]

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RGI Marine Limited	Steady Offshore Shipping Pre Ltd

/s/ Bartholomew Richard Fairclough	/s/ Kuang Shihao

Name: Bartholomew Richard Fairclough	Name: Kuang Shihao
Title: Chairman	Title: Chairman

United Maritime Corporation	Karean AS

/s/ Stavros Gyftakis	/s/ Anders Engeset

Name: Stavros Gyftakis	Name: Anders Engeset
Title: CFO / Director	Title: Chairman

Mr Jonathan Elkington

/s/ Jonathan Elkington

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Annex 1

DEED OF ADHERENCE

In connection with [company name] having subscribed/acquired [number] shares in RGI Marine Holding AS (the "Company"), the undersigned hereby agrees to be bound by the terms of the shareholders’ agreement dated [date] in respect of the Company (the "Shareholders’ Agreement"), after having read and fully understood the rights and obligations pertaining to it.

Any notice, request, instruction or other document to be delivered to the undersigned in connection with the Shareholders’ Agreement should be delivered to the undersigned at the address set forth below:

For and on behalf of [company name]

name:	name:
title:	title:
date:	date:

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Annex 2

Copy of subscription agreement

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